VIA EDGAR

Erang Dias

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Eastside Distilling, Inc Registration Statement on Form S-3 (File No. 333-284723)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Eastside Distilling, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (the “S-3 Registration Statement”) be accelerated to, and that the S-3 Registration Statement become effective at, 1:00 p.m., Eastern Time on February 12, 2025, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s counsel, the Law Office of Harvey Kesner P.C.

Very truly yours,

EASTSIDE DISTILING, INC.

By:	/s/ Geoffrey Gwin
Name:	Geoffrey Gwin
Title:	Chief Executive Officer